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                                                                    EXHIBIT 99.4

  FORM 52-109FT2 -- CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Vincent J. Galifi, the Executive Vice-President and Chief Financial Officer of Magna International Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILINGS) of Magna International Inc. (the issuer) for the period ending
    June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 12, 2005

                                    /s/ VINCENT J. GALIFI
                                    -------------------------------------------
                                    Vincent J. Galifi
                                    Executive Vice-President and
                                    Chief Financial Officer
                                    Magna International Inc.